Exhibit 1

All references are to STATS ChipPAC Ltd. and its consolidated subsidiaries (“STATS ChipPAC” or the “Company,” or “STATS” prior to the consummation of the merger)’s fiscal quarters ended September 30, 2004 and September 30, 2003, unless otherwise indicated. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of their dates. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations and employees of STATS and ChipPAC, Inc. (“ChipPAC”); general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in our SEC filings, including our annual report on Form 20-F dated March 19, 2004 and our Registration Statement on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1). We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	September 30,	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$209,506	$313,163
Short-term marketable securities	18,079	11,144
Accounts receivable, less allowances for doubtful accounts for $929 and $1,362	172,904	79,899
Amounts due from ST and ST affiliates	5,528	7,050
Other receivables	6,616	2,773
Inventories	58,036	19,839
Prepaid expenses and other current assets	40,176	14,863

Total current assets	510,845	448,731
Long-term marketable securities	19,500	23,313
Prepaid expenses	13,035	6,283
Property, plant and equipment, net	1,017,865	474,133
Intangible assets	138,538	1,940
Goodwill	981,478	2,209
Other non-current assets	73,496	37,243

Total assets	$2,754,757	$993,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$119,674	$8,042
Payables related to property, plant and equipment purchases	56,522	54,089
Accrued operating expenses	68,427	40,661
Income taxes payable	3,704	3,383
Short term borrowings	19,232	—
Current installments of a long term debt	15,926	6,841
Amounts due to ST and ST affiliates	595	1,836
Current obligations under capital leases	8,204	5,296

Total current liabilities	292,284	120,148
Obligation under capital leases, excluding current installments	12,505	812
Long-term debt, excluding current installments	746,359	358,789
Other non-current liabilities	46,769	4,463

Total liabilities	1,097,917	484,212

Minority interest	36,417	33,684
Shareholders’ equity
Ordinary shares — S$0.25 par value; Authorized 3,200,000,000 shares; Issued ordinary shares — 1,942,207,670 at September 30, 2004 and 1,076,620,120 at December 31, 2003	297,914	172,434
Additional paid-in capital	1,506,847	489,355
Accumulated other comprehensive loss	(9,705)	(9,921)
Accumulated deficit	(174,633)	(175,912)

Total shareholders’ equity	1,620,423	475,956

Total liabilities and shareholders’ equity	$2,754,757	$993,852

The accompanying notes are an integral part of these financial statements.

STATS ChipPAC Ltd.
Condensed Consolidated Statement of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003
Revenues	$231,951	$97,922	$503,274	$261,055
Cost of revenues	(193,600)	(81,517)	(419,906)	(231,212)

Gross profit	38,351	16,405	83,368	29,843
Operating expenses:
Selling, general and administrative	28,286	9,288	50,187	26,265
Research and development	5,781	3,550	11,770	12,075
Other general expenses (income), net	11	77	(537)	(29)

Total operating expenses	34,078	12,915	61,420	38,311

Operating income (loss)	4,273	3,490	21,948	(8,468)
Other income (expense), net
Interest income	1,388	826	3,722	3,841
Interest expense	(9,753)	(3,293)	(19,035)	(9,885)
Foreign currency exchange gain (loss)	151	(132)	(122)	21
Other non-operating income (expense), net	(438)	1,022	(792)	7,188

Total other income (expense), net	(8,652)	(1,577)	(16,227)	1,165

Income (loss) before income taxes	(4,379)	1,913	5,721	(7,303)
Income taxes	(1,713)	(565)	(2,345)	(727)

Income (loss) before minority interest	(6,092)	1,348	3,376	(8,030)
Minority interest	(1,352)	(572)	(2,097)	(1,523)

Net income (loss)	$(7,444)	$776	$1,279	$(9,553)

Net income (loss) per ordinary share:
Basic	$(0.005)	$0.001	$0.001	$(0.010)
Diluted	$(0.005)	$0.001	$0.001	$(0.010)
Net income (loss) per ADS:
Basic	$(0.05)	$0.01	$0.01	$(0.10)
Diluted	$(0.05)	$0.01	$0.01	$(0.10)
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,611,435	992,648	1,256,291	992,400
Diluted	1,611,435	998,385	1,267,468	992,400
ADS (in thousands) used in per ADS calculation:
Basic	161,144	99,265	125,629	99,240
Diluted	161,144	99,839	126,747	99,240

The accompanying notes are an integral part of these financial statements.

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)
(Unaudited)

	Nine Months Ended
	September 30,	September 30,
	2004	2003
Cash Flows From Operating Activities:
Net income (loss)	$1,279	$(9,553)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	126,961	89,027
Amortization of leasing prepayments	18,828	9,156
Loss (gain) on sale of property, plant and equipment	(504)	6
Accretion of discount (premium) on outstanding notes	8,570	4,947
Loss (gain) on sale or maturity of marketable securities	452	(5,030)
Deferred income taxes	(335)	(1,654)
Foreign currency exchange loss (gain)	64	(608)
Minority interest in income of subsidiary	2,097	1,523
Others	419	(29)
Changes in operating working capital:
Accounts receivable	(18,901)	(18,516)
Amounts due from and to ST and ST affiliates	4,481	(3,879)
Inventories	(4,517)	(4,394)
Other receivables, prepaid expenses and other assets	(59,605)	(4,817)
Accounts payable, accrued operating expenses and other payables	5,962	13,978
Other long term liabilities	1,207	—

	86,458	70,157

Cash Flows From Investing Activities:
Proceeds from sale or maturity of marketable securities	155,951	76,987
Purchase of marketable securities	(157,102)	(34,320)
Acquisition of subsidiaries, net of cash acquired	7,208	—
Purchases of property, plant and equipment	(221,002)	(123,205)
Proceeds from sale of property, plant and equipment	7,172	—
Others, net	(376)	(4,376)

Net cash used in investing activities	(208,149)	(84,914)

Cash Flows From Financing Activities:
Repayment of short-term debt	(18,481)	(9,380)
Repayment of long-term debt	(5,419)	(15,330)
Proceeds from bank borrowings	44,066	26,001
Decrease in restricted cash	2,770	3,692
Capital lease payments	(5,805)	(10,741)
Proceeds from issuance of shares, net of expenses	1,203	584

Net cash provided by (used in) financing activities	18,334	(5,174)

Net decrease in cash and cash equivalents	(103,357)	(19,931)
Effect of exchange rate changes on cash and cash equivalents	(300)	598
Cash and cash equivalents at beginning of the period	313,163	167,661

Cash and cash equivalents at end of the period	$209,506	$148,328

STATS ChipPAC Ltd.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Quarter Ended September 30, 2004
(Unaudited)

Note 1: Interim Statements

     The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”, or “STATS” prior to the consummation of the merger), the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. This financial data should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2003 included in STATS’ 2003 Annual Report on Form 20-F. The accompanying unaudited condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     The Company predominantly utilizes the U.S. dollar as its functional currency. The Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”) designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. dollar reporting currency, it is translated into U.S. dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.

     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period or the fiscal year that ends on December 31, 2004. Certain prior year balance sheet items have been reclassified to conform to the year 2004 presentation.

The Merger

     On August 5, 2004, STATS and ChipPAC, Inc. (“ChipPAC”) consummated the merger and ChipPAC became a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total shares outstanding. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd. Following the consummation of the merger, the financial results of STATS ChipPAC for the three months and nine months ended September 30, 2004 reflect the financial results of STATS for the full periods and the financial results of ChipPAC from August 5, 2004. The financial results for the three and nine months ended September 30, 2003 reflect the financial results of STATS and do not include the financial results of ChipPAC.

Recent Accounting Pronouncements

     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. This consensus is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. In September 2004, FASB issued FSP EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment,” delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The final FSP providing implementation guidance is expected to be issued early in December 2004. STATS ChipPAC is currently evaluating the effect of this proposed statement on its financial position, cash flows and results of operations.

     In April 2004, the EITF issued Statement No. 03-06 “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (“EITF 03-06”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 became effective during the quarter ended June 30, 2004, the adoption of which did not have an impact on STATS ChipPAC’s calculation of earnings per share.

Changes in Accounting Estimate

     In the third quarter of 2004, following the consummation of the merger, the Company adopted ChipPAC’s policy to depreciate equipment and machinery on a straight line basis over 8 years. The impact of this change is depreciation savings of $9.3 million for each of the three and nine month periods ended September 30, 2004.

Stock-Based Compensation

     The Company’s employee stock option plan and employee stock purchase plan are accounted for in accordance with Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” and related interpretations and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.”

     In August 2004, the Company adopted an employee share purchase plan (“ESPP”) for the benefit of its employees. The ESPP qualifies in the United States of America under Section 423 of the Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85.0% of the lower of the fair market value at the beginning or the end specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ends on February 14, 2005. Share purchases are limited to 15.0% of an employee’s eligible compensation.

     If compensation expense had been determined based on the grant date fair value for awards, in accordance with the provisions of SFAS No. 123, the Company’s net loss and loss per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per ordinary share and per ADS data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income (loss) as reported	$(7,444)	$776	$1,279	$(9,553)
Add: Total stock-based employee compensation expenses included in reported net income, net of related tax effects	109	21	304	58
Deduct: Total stock-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(5,752)	(2,527)	(11,080)	(7,782)

Pro forma net loss	$(13,087)	$(1,730)	$(9,497)	$(17,277)

Net income (loss) per ordinary share as reported:
Basic	$(0.005)	$0.001	$0.001	$(0.010)
Diluted	$(0.005)	$0.001	$0.001	$(0.010)
Net income (loss) per ADS as reported:
Basic	$(0.05)	$0.01	$0.01	$(0.10)
Diluted	$(0.05)	$0.01	$0.01	$(0.10)
Pro forma net income (loss) per ordinary share:
Basic	$(0.01)	$(0.00)	$(0.01)	$(0.02)
Diluted	$(0.01)	$(0.00)	$(0.01)	$(0.02)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Pro forma net income (loss) per ADS:
Basic	$(0.08)	$(0.02)	$(0.08)	$(0.17)
Diluted	$(0.08)	$(0.02)	$(0.08)	$(0.17)
Weighted average shares used in per ordinary share calculation:
Basic	1,611,435	992,648	1,256,291	992,400
Diluted	1,611,435	998,385	1,267,468	992,400
Weighted average shares used in per ADS calculation:
Basic	161,144	99,265	125,629	99,240
Diluted	161,144	99,839	126,747	99,240

     The following assumptions were used to determine the pro forma impact of accounting for stock options and stock purchase rights issued during the three months and nine months ended September 30, 2004 and 2003: (1) risk-free interest rates of 1.8-3.1% and 2.5-3.6%, respectively, (2) dividend yield of 0.0%, (3) expected life of 1-7 years and 5-10 years, respectively, and (4) volatility of 55.5-62.5% and 59.7-67.4%, respectively.

Other Comprehensive Loss

     The components of accumulated other comprehensive loss on September 30, 2004 and December 31, 2003 comprised the following (in thousands):

	September 30,	December 31,
	2004	2003
Unrealized gain (loss) on available-for-sale marketable securities	$(631)	$(769)
Unrealized gains on hedging instruments	99	—
Foreign currency translation adjustment	(9,173)	(9,152)

Total accumulated other comprehensive loss	$(9,705)	$(9,921)

     Comprehensive income (loss) for the three month and nine month periods ended September 30, 2004 and 2003 were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income (loss)	$(7,444)	$776	$1,279	$(9,553)
Unrealized gain (loss) on available-for-sale marketable securities	1,357	(383)	577	4,118
Realized (gain) loss on available-for-sale marketable securities	(512)	(193)	(439)	(5,030)
Unrealized gain on hedging instruments	429	—	429	—
Realized gain on hedging instruments	(330)	—	(330)	—
Foreign currency translation adjustment	(275)	720	(21)	836

Comprehensive income (loss)	$(6,775)	$920	$1,495	$(9,629)

Hedging Instruments

     The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No.133”), as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Instruments and Certain Hedging Activities” and as further amended by Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The Company records derivative financial instruments in the consolidated financial statements at fair value. Changes in fair values of derivative financial instruments are either recognized in earnings or in shareholders’ equity as a component of other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting as defined by SFAS No.133. Changes in fair value of derivatives qualifying for hedge accounting are recorded in shareholders’ equity as a component of other comprehensive income, and are reclassified to the income statement in the same period when hedged transactions are recognized in earnings. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.

     In February 2004, ChipPAC entered into a series of foreign currency forward contracts with Korea Exchange Bank. The total forward contracts of $55.0 million have been structured such that two contracts of $5.0 million in total will be settled each month from February to December 2004. The purpose of the forward contracts is to hedge the first $5.0 million of monthly operating expenses denominated in South Korean Won in order to limit the exposure to fluctuations in the foreign currency exchange rate against the U.S. Dollar. All forward contracts qualify for hedge accounting as defined by SFAS No.133. During the three months ended September 30, 2004, the Company recorded a realized gain of $0.28 million in the income statement. At September 30, 2004, the Company recorded unrealized gains of $0.5 million in other comprehensive loss.

     In June 2004, ChipPAC entered into a series of foreign currency forward contracts with Southern Bank Bhd. The total forward contracts of $39.5 million have been structured such that two contracts of either $5.5 million or $6.0 million in total will be settled each month from June to December 2004. The purpose of the forward contracts is to hedge the first $5.5 million to $6.0 million of monthly operating expenses denominated in Malaysian Ringgit in order to limit the exposure to fluctuations in the foreign currency exchange rate against the U.S. Dollar. All forward contracts qualify for hedge accounting as defined by SFAS No.133. During the three months ended September 30, 2004, the Company recorded a realized gain of $0.06 million in the income statement. At September 30, 2004, the Company recorded unrealized gains of $0.11 million in other comprehensive loss.

Note 2: Business Combinations

     On August 5, 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. The transaction has been accounted for using the purchase method. ChipPAC is a full portfolio provider of semiconductor packaging, design, assembly, test and distribution services. By combining the testing expertise of STATS with the packaging expertise of ChipPAC, STATS ChipPAC offers its global customers one of the broadest portfolios of comprehensive end-to-end packaging and test services in the semiconductor industry.

     The number of STATS ChipPAC ADSs issued pursuant to the merger was 86.19 million, determined based upon the exchange ratio of 0.87 STATS ADSs for each share of ChipPAC Class A common stock and the number of outstanding shares of ChipPAC Class A common stock as of August 5, 2004. The average market price per STATS ADS of $12.402 is based upon an average of the closing prices for a range of trading days (February 8 through 12, 2004) around February 10, 2004, the date on which the merger was announced.

     The fair values of STATS substitute options, both vested and unvested, were determined using a Black-Scholes valuation model with the following assumptions: no dividend yield, an expected volatility of 62.47%, and a risk-free interest rate of 3.12%. The model assumed an expected life of five to seven years for vested and unvested options.

     The number of STATS ChipPAC ordinary shares that are subject to STATS substitute options in connection with the merger is 77.7 million, based upon the total number of shares of ChipPAC Class A common stock subject to outstanding ChipPAC options as of August 5, 2004, at an exercise price range of $0.15 to $1.47 per STATS ChipPAC ordinary share.

     Based on the above, the estimated total purchase price of the ChipPAC acquisition is as follows (in thousands):

Value of STATS ChipPAC ADSs issued	$1,068,955
Value of STATS substitute options	74,548

Total value of STATS securities	1,143,503
Estimated direct transaction costs	9,369

Total estimated purchase price	$1,152,872

     Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to ChipPAC’s net tangible and identifiable intangible assets based on their estimated fair values as at merger date. In determining the preliminary price allocation, STATS management considered, among other factors, its intention for use of acquired assets as well as historical demand and estimates of future demand for ChipPAC’s products and services. Based on these assumptions, the preliminary estimated purchase price is allocated as follows (in thousands):

Current and other assets	$164,656
Property, plant and equipment	449,499
Current liabilities	(161,203)
Long-term debts	(375,519)
Other long-term liabilities	(52,094)

Net assets	25,339
Amortizable intangible assets:
Tradenames	7,700
Technology and intellectual property	32,000
Customer relationships	99,300
Software and licenses	7,253
Unearned compensation on unvested options	2,011
Goodwill	979,269

$1,152,872

     Of the total estimated purchase price, a preliminary estimate of $25.3 million has been allocated to net assets assumed and approximately $146.3 million has been allocated to amortizable identifiable intangible assets acquired. Upon finalization of the allocation of purchase price, adjustments affecting the statement of operations and balance sheet may occur.

     The fair value of tangible assets was estimated primarily based on the cost and sales comparison approaches. In applying the cost approach, the replacement or reproduction cost estimates for the buildings, machinery and other equipment were based on indexed original costs or manufacturer reported replacement costs. Original historical cost data was segregated by appraisal class and year of acquisition, and indexed to estimated reproduction cost. Inflation trend factors were derived using indices from nationally recognized indexes. Replacement or reproduction costs were reduced by depreciation factors that reflect the estimated physical deterioration and functional obsolescence of assets. The sales comparison approach was used for tangible assets that have an active resale market. Similar assets recently sold or offered for sale were analyzed and their prices adjusted to reflect the difference between the comparable asset and the asset and the conditions of the sale to estimate the value of the acquired assets.

     The fair value assigned to intangible assets was estimated by discounting the estimated future cash flows of the intangibles assets to their present value. The cash flow estimates used for technology and intellectual property were based on estimates of product revenue and appropriate royalty rates (based on an analysis of rates for similar technologies and forecast product margins). The cash flow estimates used for customer relationships were based on estimates of revenue attributed to the current customers and the programs they have been qualified on as well as the profitability attributed to each. The rate used to discount these net cash flows was determined after consideration of market returns on debt and equity capital, the weighted average return on invested capital, the nature of each asset and the risk associated with achieving the forecast.

     The Company expects to amortize the fair value of the ChipPAC tradename on a straight-line basis over an estimated life of seven years.

     Technology and intellectual property relates to ChipPAC’s technology for ball grid array, lead-frame and chip scale package. The Company expects to amortize the fair value of these assets on a straight-line basis over an average estimated life of ten years.

     Customer relationships represent those customers with which ChipPAC has current sales relationships. The Company expects to amortize the fair value of these assets on a straight-line basis over an average estimated life of two years.

     The Company recorded $2.1 million of unearned compensation on unvested options, in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation.” This amount represents the intrinsic value of stock options assumed that is earned as the employees provide services over the next four years.

     Of the total estimated purchase price, approximately $979.3 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and identifiable intangible assets.

     In accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). The Company has designated the fourth quarter of each financial year to perform its annual impairment and expects to complete its first annual assessment for goodwill in the fourth quarter of 2004. In the event that the management determines that the value of goodwill has become impaired, the Company will incur an accounting charge for an amount of the impairment during the fiscal quarter in which the determination is made.

     The following unaudited pro forma financial information presents a summary of the results of operations of the Company assuming the merger was consummated as of January 1, 2003. The unaudited pro forma financial information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 2003, nor is it necessarily indicative of future operating results or financial position of the Company.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(In thousands, except per share data)
	2004	2003	2004	2003
Revenues	$277,514	$203,342	$818,318	$561,887
Net income (loss)	(11,312)	(28,046)	(15,694)	(78,388)
Net income (loss) per ordinary share:
Basic and diluted	$(0.01)	$(0.02)	$(0.01)	$(0.04)
Net income (loss) per ADS:
Basic and diluted	$(0.06)	$(0.15)	$(0.08)	$(0.41)

     The unaudited proforma financial information above includes the following material, non-recurring charges: merger and integration related expenses of $3.0 million in the three months and nine months ended September 30, 2004.

Note 3: Selected Balance Sheet Accounts

     The components of inventories were as follows (in thousands):

	September 30,	December 31,
	2004	2003
Raw materials	$47,582	$14,704
Work in process	9,525	5,092
Finished goods	929	43

	$58,036	$19,839

     Prepaid assets and other current assets were comprised of the following (in thousands):

	September 30,	December 31,
	2004	2003
Leasing prepayments	$26,605	$10,949
Other prepayments	5,624	1,054
Loan to vendors	4,447	900
Others	3,500	1,960

	$40,176	$14,863

     Other non-current assets were comprised of the following (in thousands):

	September 30,	December 31,
	2004	2003
Deferred income taxes	$41,856	$22,471
Loan to vendors	14,653	4,100
Others	16,987	10,672

	$73,496	$37,243

     Included in current and non-current loan to vendors is an amount of $15.0 million extended by STATS in January 2004 to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loan is interest-free and is collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2.4 million shares of the vendor. The loan is repayable by installments up to December 2008.

Intangible assets were comprised of the following (in thousands):

	September 30, 2004			December 31, 2003
		Accumulated	Net		Accumulated	Net
	Gross Assets	Amortization	Assets	Gross Assets	Amortization	Assets
Tradenames	$7,700	$(183)	$7,517	$—	$—	$—
Technology and intellectual property	32,046	(533)	31,513	—	—	—
Customer relationships	99,300	(8,275)	91,025	—	—	—
Software and licenses	11,163	(2,680)	8,483	3,582	(1,642)	1,940

	$150,209	$(11,671)	$138,538	$3,582	$(1,642)	$1,940

     Amortization expense for intangible assets is summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Tradenames	$183	$—	$183	$—
Technology and intellectual property	533	—	533	—
Customer relationships	8,275	—	8,275	—
Software and licenses	816	121	1,039	394

	$9,807	$121	$10,030	$394

     Intangible assets are being amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

October 1, 2004 to December 31, 2004	$14,042
2005	56,167
2006	35,479
2007	6,517
2008	5,595
Thereafter	20,738

Total	$138,538

     The changes in the carrying amount of goodwill for the nine months ended September 30, 2004 are as follows (in thousands):

Balance as of January 1, 2004	$2,209
Acquisition of ChipPAC	979,269

Balance as of September 30, 2004	$981,478

Note 4: Lines of Credit and Other Bank Borrowings

Lines of Credit

     The Company has an existing arrangement with Citibank, N.A. for a line of credit facility of $20.0 million. During the three months ended September 30, 2004, $2.0 million was utilized in the form of bank guarantees against this facility and as of September 30, 2004, $18.0 million remains outstanding.

     The Company has also a line of credit with Cho Hung Bank in South Korea with credit limits of $20.0 million. In October 2004, the line of credit was increased from $20.0 million to $25.0 million. During the three months ended September 30, 2004, $5.6 million was borrowed against this line of credit and as of September 30, 2004, $17.4 million remains outstanding. Interest on this credit line is at Libor plus 0.3% per annum. The Libor rates on the borrowings range from 1.8% to 2.6% and the interest rates for the borrowings range from 2.1% to 2.9%.

     The Company has two separate overdraft lines of credit with Korean Exchange Bank and Cho Hung Bank, with credit limits of 1.0 billion South Korean Won (approximately $0.9 million at September 30, 2004) and 2.0 billion South Korean Won (approximately $1.7 million at September 30, 2004), respectively. During the three month period ended September 30, 2004, no borrowings were made against either of these lines of credit. Both agreements are subject to an annual review by Korean Exchange Bank and Cho Hung Bank for the continued use of the credit line facility.

     The Company also has a line of credit with Southern Bank Bhd in Malaysia. This credit line has a limit of $0.5 million per borrowing at the interest rate of 6.5% per annum. It is available for general corporate purposes. During the three months ended September 30, 2004, the Company did not use this line of credit and there was no outstanding balance on this loan.

     The Company’s South Korean subsidiary had entered into a capital lease agreement with a third party which allows the acquisition of lease equipment with a pre-approved credit line of approximately $20.0 million. Each scheduled equipment purchase under the master lease is for a period of 36 months. The first scheduled equipment purchase under the capital lease agreement had a capitalized cost of $7.6 million. The commencement date of this equipment schedule was June 4, 2004 and rent is due in advance in the amount of $0.2 million per month. The second scheduled equipment purchase had a capitalized cost of $5.1 million. The commencement date of this equipment schedule was June 29, 2004 and the rent is due is advance in the amount of $0.2 million per month. The third scheduled equipment purchase under the capital lease agreement had a capitalized cost of $8.2 million. The commencement date of this equipment schedule was August 6, 2004 and rent is due in advance in the amount of $0.2 million per month.

     Additionally, Winstek has NT$4.1 billion (approximately $120.4 million at September 30, 2004) of bank and credit facilities from various banks and financial institutions, of which $52.6 million is outstanding as of September 30, 2004. These credit facilities have varying interest rates ranging from 1.1% to 4.8% per annum and maturities ranging from 2006 through 2009.

     The Company has the ability to offer from time to time up to S$500 million (approximately $291.9 million at September 30, 2004) of notes under the Multicurrency Medium-term Note Program (the “MTN Program”) in series or tranches in Singapore dollars or any other currency as may be agreed upon between the Company and the dealers of the MTN Program provided that various terms and conditions are satisfied, including a condition that Singapore Technologies Pte Ltd (“STPL”), must hold (either directly or indirectly through any one or more wholly-owned subsidiaries) at least 51% of the Company’s issued share capital. Pursuant to the completion of the merger with ChipPAC, the Company issued ordinary shares to the former shareholders of ChipPAC, as a result of which it no longer satisfy this condition as the shareholding of Singapore Technologies Semiconductors Pte Ltd (a wholly-owned subsidiary of STPL) has been diluted below 51%. In the event the Company wishes to issue notes under the MTN Program, new terms will have to be negotiated with the arrangers of the MTN Program.

Total Borrowings

     In August 2004, in connection with the merger of ChipPAC, all the outstanding borrowings of ChipPAC has been consolidated into STATS ChipPAC. The face value of ChipPAC borrowings consisted of $165.0 million of 12.75% senior subordinated notes due 2009, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, $12.2 million of capital lease obligations and $17.4 million on the foreign line of credit with rates ranging from 2.1% to 2.9%. The borrowings had an aggregate fair value of $399.5 million on the acquisition date.

     As of September 30, 2004, the Company’s total debt outstanding consisted of $802.2 million of borrowings, which included $200.0 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $165.0 million of 12.75% senior subordinated notes due 2009, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008 and other long- and short- term borrowings.

Note 5: Earnings Per Share

     Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” requires a reconciliation of the numerators and denominators of the basic and diluted per share computations. Basic earnings per share (“EPS”) are computed by dividing net income (loss) available to shareholders (numerator) by the weighted average number of shares of ordinary shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of ordinary shares and all potentially dilutive ordinary shares outstanding during the period. In computing diluted EPS, the average ordinary share price for the period is used in determining the number of shares assumed to be purchased with the proceeds from the exercise of stock options and the if-converted method is used for determining the number of shares assumed issued from the conversion of the convertible subordinated notes.

     As of September 30, 2004, the calculation of diluted EPS includes weighted average dilutive options of 11.2 million shares. For the three months and nine months ended September 30, 2004, the Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net loss for the period, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Convertible debts	299,858	106,895	215,271	106,895
Stock options	91,290	44,216	62,384	61,660

     The if-converted method is performed on each convertible subordinated note independently to determine the dilutive or anti-dilutive effect of the convertible note. The if-converted method adds back to the net income or loss the associated debt issuance amortization, net of tax effect and interest expense, net of tax effect and divides the resulting adjusted net income or loss by the total weighted average number of ordinary shares including the potentially dilutive ordinary shares assumed by conversion of the convertible note.

     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income (loss) per share	$(7,444)	$776	$1,279	$(9,553)
Adjusted net income (loss) per share	$(7,444)	$776	$1,279	$(9,553)
Weighted average number of common shares outstanding (basic)	1,611,435	992,648	1,256,291	992,400
Weighted average dilutive stock options	—	5,737	11,177	—

Weighted average number of common and common equivalent shares outstanding (diluted)	1,611,435	998,385	1,267,468	992,400

Note 6: Contingent Liabilities

     In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $13.9 million, excluding any potential interests and local taxes) made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.3 million, excluding any potential interests and local taxes) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. The Company does not believe that the outcome of the resolution of this matter will have a material adverse effect on its financial position, results of operations or cash flows. As of September 30, 2004, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.

Note 7: Stock Dividends

     In June 2004, Winstek declared 1,993,500 shares to be issued to employees as employee stock bonus. The issuance of the stock bonus amounting to $0.6 million was charged to the Statement of Operations. The Company’s interest in Winstek was subsequently diluted from 55.0% to 54.5% with the declaration of the stock bonus. In accordance with Staff Accounting Bulletin Topic 5H “Accounting for Sales of Stock by a Subsidiary,” gains or losses arising from issuance by a subsidiary of its own stock should be consistently applied either to Statement of Operations or equity as capital transaction. The Company has adopted the capital transaction accounting policy with regards to the issuance of subsidiary stock and recorded the loss of $0.4 million to additional paid-in capital.

Note 8: Subsequent Events

     In October 2004, the Company completed the tender offer and consent solicitation in respect of any and all of the outstanding 12.75% senior subordinated notes due 2009 (the “Senior Notes”) issued by its indirect wholly owned subsidiary, ChipPAC International Company Limited (“ChipPAC International”). ChipPAC International received valid tenders of Senior Notes and deliveries of related consents from holders of approximately 62.1%, or $102.5 million aggregate principal amount, of Senior Notes outstanding. ChipPAC International paid approximately $109 million, plus accrued and unpaid interest, for the Senior Notes validly tendered and related consents validly delivered. On October 7, 2004, the Company drew down $50.0 million under a multi-currency line of credit with Oversea-Chinese Banking Corporation Limited, to pay part of the purchase price for the repurchase of the Senior Notes.

     In November 2004, the Company completed the consent solicitation to amend the indenture governing the 2.5% Convertible Subordinated Notes due 2008 (the “Convertible Notes”) issued by ChipPAC. ChipPAC received valid deliveries of consents from holders of approximately $130.5 million aggregate principal amount, or 87.0%, of the Convertible Notes outstanding. Accordingly, the requisite consents have been obtained authorizing the adoption of the proposed amendment to the indenture governing the Convertible Notes that would amend the covenant in the indenture requiring ChipPAC to file with the U.S. Securities and Exchange Commission (the “SEC”) annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and instead insert a new covenant in the indenture requiring STATS ChipPAC to file with the SEC annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act and applicable to a foreign corporation. ChipPAC has paid approximately $0.3 million to Convertible Notes holders who delivered consents. The Convertible Notes are guaranteed by STATS ChipPAC, but not any of its direct or indirect subsidiaries, on a subordinated basis.

     In November 2004, the Company offered $215.0 million of 6.75% senior notes due 2011 in a private placement. The Company received approximately $209.3 million after deducting debt issuance costs. The proceeds will be used by the Company for general corporate purposes and to redeem or repurchase the remaining 37.9%, or $62.5 million aggregate principal amount, of the 12.75% Senior Notes outstanding at the redemption price of 106.375% of the principal amount thereof, plus accrued and unpaid interest, as permitted under the indenture governing such notes. On November 18, 2004, the Company repaid the $50.0 million outstanding under the multi-currency line of credit with Oversea-Chinese Banking Corporation Limited.

Note 9: Condensed Consolidating Financial Information

     In connection with the merger with ChipPAC in August 2004, the Company assumed the $165.0 million Senior Notes issued by ChipPAC International and the $150.0 million Convertible Notes issued by ChipPAC. The Senior Notes issued by ChipPAC International are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by ChipPAC and by STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, STATS ChipPAC Korea Ltd., STATS ChipPAC Malaysia Sdn. Bhd., ChipPAC Luxembourg S.a.R.L. and ChipPAC Liquidity Management Hungary Limited Liability Company (the “Other Guarantor Subsidiaries”). STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, STATS ChipPAC Test Services Shanghai Co., Ltd. and Winstek did not provide guarantees (the “Non-Guarantor Subsidiaries”).

     In October 2004, in connection with the filing of the prospectus to register the resale of the $150.0 million Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided an unconditional guarantee of the Convertible Notes.

     The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes; ChipPAC as guarantor of the Senior Notes and issuer of the Convertible Notes; ChipPAC International as issuer of the Senior Notes; the Guarantor Subsidiaries and Non-Guarantor Subsidiaries of the Senior Notes.

STATS ChipPAC Ltd.
Condensed Consolidating Balance Sheets
As of September 30, 2004
(In thousands of U.S. Dollars)
(Unaudited)

	STATS		ChipPAC	Other Guarantor	Non-Guarantor
	ChipPAC	ChipPAC	International	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$181,875	$1,197	$129	$6,562	$19,743	$—	$209,506
Short-term marketable securities	14,792	—	—	1,179	2,108	—	18,079
Accounts receivable, net	76,705	—	—	81,656	14,543	—	172,904
Amounts due from ST and ST affiliates	44,288	217,051	22,293	25,664	11,763	(315,531)	5,528
Other receivables	3,101	—	—	2,799	716	—	6,616
Inventories	23,700	—	—	27,836	6,500	—	58,036
Prepaid expenses and other current assets	34,022	1,820	—	956	3,378	—	40,176

Total current assets	378,483	220,068	22,422	146,652	58,751	(315,531)	510,845
Long-term marketable securities	19,308	—	—	—	192	—	19,500
Prepaid expenses	13,035	—	—	—	—	—	13,035
Property, plant and equipment, net	411,814	4,711	12,315	335,844	253,376	(195)	1,017,865
Investment in subsidiaries	1,211,548	72,428	—	90,243	—	(1,374,219)	—
Amounts due from ST and ST affiliates	—	—	192,320	—	—	(192,320)	—
Intangible assets	1,406	2,058	—	133,761	1,313	—	138,538
Goodwill	—	—	—	780,105	199,164	2,209	981,478
Other non-current assets	37,649	105	—	30,487	5,255	—	73,496

Total assets	$2,073,243	$299,370	$227,057	$1,517,092	$518,051	$(1,880,056)	$2,754,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$34,848	$19,774	$28	$45,049	$20,002	$(27)	$119,674
Payables related to property, plant and equipment purchases	37,964	227	—	10,358	7,973	—	56,522
Accrued operating expenses	32,978	11,587	3,506	8,737	11,619	—	68,427
Income taxes payable	2,207	9	131	1,109	248	—	3,704
Short term borrowings	—	—	—	17,419	1,813	—	19,232
Current installments of a long term debt	—	—	—	—	15,926	—	15,926
Amounts due to ST and ST affiliates	4,798	1,301	2,009	276,932	31,086	(315,531)	595
Current obligations under capital leases	1,497	—	—	6,707	—	—	8,204

Total current liabilities	114,292	32,898	5,674	366,311	88,667	(315,558)	292,284
Obligation under capital leases, excluding current installments	10	—	—	12,495	—	—	12,505
Long-term debt, excluding current installments	336,279	200,000	175,188	—	34,892	—	746,359
Amounts due to ST and ST affiliates	—	—	—	192,320	—	(192,320)	—
Other non-current liabilities	484	—	—	43,671	2,614	—	46,769

Total liabilities	451,065	232,898	180,862	614,797	126,173	(507,878)	1,097,917

Minority interest	—	—	—	—	—	36,417	36,417
Shareholders’ equity
Ordinary shares	297,914	991	—	—	103,438	(104,429)	297,914
Additional paid-in capital	1,508,815	291,795	81,689	954,766	355,076	(1,685,294)	1,506,847
Accumulated other comprehensive loss	(9,705)	9,780	—	9,316	(1,727)	(17,369)	(9,705)
Accumulated deficit	(174,846)	(236,094)	(35,494)	(61,787)	(64,909)	398,497	(174,633)

Total shareholders’ equity	1,622,178	66,472	46,195	902,295	391,878	(1,408,595)	1,620,423

Total liabilities and shareholders’ equity	$2,073,243	$299,370	$227,057	$1,517,092	$518,051	$(1,880,056)	$2,754,757

STATS ChipPAC Ltd.
Condensed Consolidating Statement of Operations
For the Nine Months ended September 30, 2004
(In thousands of U.S. Dollars)
(Unaudited)

	STATS		ChipPAC	Other Guarantor	Non-Guarantor
	ChipPAC	ChipPAC	International	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Revenues	$362,009	$4,120	$564	$100,141	$57,262	$(20,822)	$503,274
Cost of revenues	(303,222)	(94)	(355)	(86,740)	(50,377)	20,882	(419,906)

Gross profit	58,787	4,026	209	13,401	6,885	60	83,368
Operating expenses:
Selling, general and administrative	30,851	3,354	77	11,172	4,733	—	50,187
Research and development	8,878	464	—	1,932	496	—	11,770
Other general expenses (income), net	(581)	—	—	44	—	—	(537)

Total operating expenses	39,148	3,818	77	13,148	5,229	—	61,420

Operating income (loss)	19,639	208	132	253	1,656	60	21,948
Other income (expense), net
Interest income	3,532	3	2,581	32	96	(2,522)	3,722
Interest expense	(12,851)	(1,334)	(3,176)	(3,054)	(1,142)	2,522	(19,035)
Foreign currency exchange gain (loss)	(123)	—	—	(103)	104	—	(122)
Equity loss from investment in subsidiaries	(6,929)	(5,883)	—	(933)	—	13,745	—
Other non-operating income (expense), net	(1,055)	(22)	—	43	242	—	(792)

Total other income (expense), net	(17,426)	(7,236)	(595)	(4,015)	(700)	13,745	(16,227)

Income (loss) before income taxes	2,213	(7,028)	(463)	(3,762)	956	13,805	5,721
Income taxes	(993)	(10)	(12)	(1,646)	316	—	(2,345)

Income (loss) before minority interest	1,220	(7,038)	(475)	(5,408)	1,272	13,805	3,376
Minority interest	—	—	—	—	—	(2,097)	(2,097)

Net income (loss)	$1,220	$(7,038)	$(475)	$(5,408)	$1,272	$11,708	$1,279

STATS ChipPAC Ltd.
Condensed Consolidating Statements of Cash Flows
For the Nine Months ended September 30, 2004
(In thousands of U.S. Dollars)

	STATS		ChipPAC	Other Guarantor	Non-Guarantor
	ChipPAC	ChipPAC	International	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:
Net income (loss)	$1,220	$(7,038)	$(475)	$(5,408)	$1,272	$11,708	$1,279
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	84,127	242	355	19,351	22,946	(60)	126,961
Amortization of leasing prepayments	18,828	—	—	—	—	—	18,828
Loss (gain) on sale of property, plant and equipment	(581)	32	—	—	45	—	(504)
Accretion of discount (premium) on outstanding notes	8,900	—	(330)	—	—	—	8,570
Loss (gain) on sale or maturity of marketable securities	501	—	—	—	(49)	—	452
Deferred income taxes	29	—	—	—	(364)	—	(335)
Foreign currency exchange loss (gain)	(23)	—	—	102	(15)	—	64
Minority interest in income of subsidiary	—	—	—	—	—	2,097	2,097
Equity loss from investment in subsidiaries	6,929	5,883	—	933	—	(13,745)	—
Others	581	—	—	—	(162)	—	419
Changes in operating working capital:
Accounts receivable	(9,644)	—	—	(4,184)	(5,073)	—	(18,901)
Amounts due from and to ST and ST affiliates	(40,373)	5,325	7,494	6,425	25,610	—	4,481
Inventories	(3,861)	—	—	(342)	(314)	—	(4,517)
Other receivables, prepaid expenses and other assets	(57,635)	(1,285)	25	(129)	(581)	—	(59,605)
Accounts payable, accrued operating expenses and other payables	22,833	(3,198)	(7,055)	(2,549)	(4,069)	—	5,962
Other long term liabilities	—	—	—	1,205	2	—	1,207

Net cash provided by operating activities	31,831	(39)	14	15,404	39,248	—	86,458

Cash Flows From Investing Activities:
Proceeds from sale or maturity of marketable securities	132,028	—	—	—	23,923	—	155,951
Purchase of marketable securities	(137,124)	—	—	—	(19,978)	—	(157,102)
Acquisition of subsidiaries, net of cash acquired	(9,369)	—	—	—	—	16,577	7,208
Purchases of property, plant and equipment	(137,924)	(873)	—	(27,041)	(55,164)	—	(221,002)
Proceeds from sales of property, plant and equipment	5,757	—	—	1,415	—	—	7,172
Others, net	—	(352)	—	20	(44)	—	(376)

Net cash used in investing activities	(146,632)	(1,225)	—	(25,606)	(51,263)	16,577	(208,149)

Cash Flows From Financing Activities:
Repayment of short-term debt	—	35	—	—	(18,516)	—	(18,481)
Repayment of long-term debt	—	—	—	—	(5,419)	—	(5,419)
Proceed from bank borrowings	—	—	—	5,561	38,505	—	44,066
Decrease in restricted cash	—	—	—	—	2,770	—	2,770
Capital lease payments	(1,283)	—	—	(1,119)	(3,403)	—	(5,805)
Proceeds from issuance of shares, net of expenses	1,203	—	—	—	—	—	1,203

Net cash provided by financing activities	(80)	35	—	4,442	13,937	—	18,334

Net increase (decrease) in cash and cash equivalents	(114,881)	(1,229)	14	(5,760)	1,922	16,577	(103,357)
Effect of exchange rate changes on cash and cash equivalents	(409)	—	—	—	109	—	(300)
Cash and cash equivalents at beginning of the period	297,165	2,426	115	12,322	17,712	(16,577)	313,163

Cash and cash equivalents at end of the period	$181,875	$1,197	$129	$6,562	$19,743	$—	$209,506

STATS ChipPAC Ltd.
Condensed Consolidating Balance Sheets
As of December 31, 2003
(In thousands of U.S. Dollars)
(Unaudited)

	STATS	Non-Guarantor
	ChipPAC	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$297,165	$15,998	$—	$313,163
Short-term marketable securities	5,272	5,872	—	11,144
Accounts receivable, net	70,545	9,354	—	79,899
Amounts due from ST and ST affiliates	8,362	5,905	(7,217)	7,050
Other receivables	2,459	314	—	2,773
Inventories	19,839	—	—	19,839
Prepaid expenses and other current assets	12,200	2,663	—	14,863

Total current assets	415,842	40,106	(7,217)	448,731
Long-term marketable securities	23,162	151	—	23,313
Prepaid expenses	6,283	—	—	6,283
Property, plant and equipment, net	364,246	110,141	(254)	474,133
Investment in subsidiaries	60,824	—	(60,824)	—
Intangible assets	1,548	392	—	1,940
Goodwill	—	—	2,209	2,209
Other non-current assets	29,316	7,927	—	37,243

Total assets	$901,221	$158,717	$(66,086)	$993,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$6,649	$1,393	$—	$8,042
Payables related to property, plant and equipment purchases	40,825	13,264	—	54,089
Accrued operating expenses	36,623	4,038	—	40,661
Income taxes payable	2,195	1,188	—	3,383
Current installments of a long term debt	—	6,841	—	6,841
Amounts due to ST and ST affiliates	7,862	1,191	(7,217)	1,836
Current obligations under capital leases	1,880	3,416	—	5,296

Total current liabilities	96,034	31,331	(7,217)	120,148
Obligation under capital leases, excluding current installments	812	—	—	812
Long-term debt, excluding current installments	327,379	31,410	—	358,789
Other non-current liabilities	1,212	3,251	—	4,463

Total liabilities	425,437	65,992	(7,217)	484,212

Minority interest	—	—	33,684	33,684
Shareholders’ equity
Ordinary shares	172,434	71,140	(71,140)	172,434
Additional paid-in capital	489,337	28,668	(28,650)	489,355
Accumulated other comprehensive loss	(9,921)	(2,189)	2,189	(9,921)
Accumulated deficit	(176,066)	(4,894)	5,048	(175,912)

Total shareholders’ equity	475,784	92,725	(92,553)	475,956

Total liabilities and shareholders’ equity	$901,221	$158,717	$(66,086)	$993,852

STATS ChipPAC Ltd.
Condensed Consolidating Statement of Operations
For the Nine Months ended September 30, 2003
(In thousands of U.S. Dollars)
(Unaudited)

	STATS	Non-Guarantor
	ChipPAC	Subsidiaries	Eliminations	Consolidated
Revenues	$229,494	$31,881	$(320)	$261,055
Cost of revenues	(205,462)	(26,258)	508	(231,212)

Gross profit	24,032	5,623	188	29,843
Operating expenses:
Selling, general and administrative	23,309	2,956	—	26,265
Research and development	11,587	488	—	12,075
Other general expenses (income), net	517	206	(752)	(29)

Total operating expenses	35,413	3,650	(752)	38,311

Operating income (loss)	(11,381)	1,973	940	(8,468)
Other income (expense), net
Interest income	3,724	117	—	3,841
Interest expense	(8,771)	(1,114)	—	(9,885)
Foreign currency exchange gain (loss)	(132)	153	—	21
Equity loss from investment in subsidiaries	(774)	—	774	—
Other non-operating income (expense), net	7,216	(28)	—	7,188

Total other income (expense), net	1,263	(872)	774	1,165

Income (loss) before income taxes	(10,118)	1,101	1,714	(7,303)
Income taxes	(375)	(352)	—	(727)

Income (loss) before minority interest	(10,493)	749	1,714	(8,030)
Minority interest	—	—	(1,523)	(1,523)

Net income (loss)	$(10,493)	$749	$191	$(9,553)

STATS ChipPAC Ltd.
Condensed Consolidating Statements of Cash Flows
For the Nine Months ended September 30, 2003
(In thousands of U.S. Dollars)

	STATS	Non-Guarantor
	ChipPAC	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:
Net income (loss)	$(10,493)	$749	$191	$(9,553)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	73,418	15,796	(187)	89,027
Amortization of leasing prepayments	9,156	—	—	9,156
Loss (gain) on sale of property, plant and equipment	422	336	(752)	6
Accretion of discount on outstanding notes	4,947	—	—	4,947
Loss (gain) on sale or maturity of marketable securities	(5,025)	(5)	—	(5,030)
Deferred income taxes	(1,225)	(429)	—	(1,654)
Foreign currency exchange loss (gain)	(262)	(346)	—	(608)
Minority interest in income of subsidiary	—	—	1,523	1,523
Equity loss from investment in subsidiaries	774	—	(774)	—
Others	—	(29)	—	(29)
Changes in operating working capital:
Accounts receivable	(15,326)	(3,190)	—	(18,516)
Amounts due from and to ST and ST affiliates	(2,766)	(1,307)	194	(3,879)
Inventories	(4,394)	—	—	(4,394)
Other receivables, prepaid expenses and other assets	(3,549)	(1,268)	—	(4,817)
Accounts payable, accrued operating expenses and other payables	11,255	2,918	(195)	13,978

Net cash provided by operating activities	56,932	13,225	—	70,157

Cash Flows From Investing Activities:
Proceeds from sale or maturity of marketable securities	75,991	996	—	76,987
Purchase of marketable securities	(31,779)	(2,541)	—	(34,320)
Cash injection in subsidiary	(1,782)	1,782	—	—
Purchases of property, plant and equipment	(100,136)	(23,069)	—	(123,205)
Others, net	(4,553)	177	—	(4,376)

Net cash used in investing activities	(62,259)	(22,655)	—	(84,914)

Cash Flows From Financing Activities:
Repayment of short-term debt	—	(9,380)	—	(9,380)
Repayment of long-term debt	(14,768)	(562)	—	(15,330)
Proceed from bank borrowings	—	26,001	—	26,001
Decrease in restricted cash	—	3,692	—	3,692
Capital lease payments	(6,906)	(3,835)	—	(10,741)
Proceeds from issuance of shares, net of expenses	497	87	—	584

Net cash used in financing activities	(21,177)	16,003	—	(5,174)

Net increase (decrease) in cash and cash equivalents	(26,504)	6,573	—	(19,931)
Effect of exchange rate changes on cash and cash equivalents	372	226	—	598
Cash and cash equivalents at beginning of the period	163,646	4,015	—	167,661

Cash and cash equivalents at end of the period	$137,514	$10,814	$—	$148,328

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     All references are to STATS ChipPAC’s fiscal quarters ended September 30, 2004 and September 30, 2003, unless otherwise indicated. Unless otherwise specified, references to “$” are to the lawful currency of the United State of America. Unless otherwise specified, references to “GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America. The noon buying rate in The City of New York on September 30, 2004 was 1,152.00 South Korean won per $1.00 for cable transfers in South Korean won, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean won amounts have been translated into U.S. dollar amounts, based on this exchange rate.

The Merger

     On August 5, 2004, STATS and ChipPAC consummated the merger and ChipPAC became a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of our total shares outstanding. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd. Following the consummation of the merger, the financial results of STATS ChipPAC for the three months and nine months ended September 30, 2004 reflect the financial results of STATS for the full periods and the financial results of ChipPAC from August 5, 2004. The financial results for the three and nine months ended September 30, 2003 reflect the financial results of STATS and do not include the financial results of ChipPAC.

Results of Operations

     Three and nine month periods ended September 30, 2004 compared to three and nine month periods ended September 30, 2003

     Revenues.     Revenues were $232.0 million and $503.3 million for the three and nine month periods ended September 30, 2004, respectively, an increase of 136.9% and 92.8% compared to $97.9 million and $261.1 million for the same periods in 2003. The increase was mainly from ChipPAC’s operations which were consolidated on August 5, 2004 and increase in unit shipments.

     Unit volumes of our total packaging were 260.9% higher than in the prior quarter and increased by 408.9% and 193.3% in the three and nine month periods ended September 30, 2004, respectively, over the same periods in 2003.

     Test revenue for the three and nine month periods ended September 30, 2004 increased 50.0% and 55.6%, respectively, versus the same periods in 2003. Our assembly revenue increased 236.9% and 133.6% compared to the same periods in 2003. Average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services for the three and nine month period ended September 30, 2004 increased 7.7% and 2.6% compared to the same period in 2003, primarily due to changes in product mix.

     For the three and nine month periods ended September 30, 2004, revenue from communications market increased by 145.6% and 116.2%, respectively, over the same periods in 2003, and contributed 57.6% and 62.1% of our revenues in the three and nine month periods ended September 30, 2004, respectively. The revenue from communications remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from personal computers market contributed 21.5% and 22.5% of our revenues in the three and nine month periods ended September 30, 2004, respectively, and represented an increase of 58.6% and 34.6% respectively, over the same periods in 2003. We expect to continue to be dependent on the communications and personal computer markets for substantially all of our revenues.

     Gross Profit.     Gross profit during the three and nine month periods ended September 30, 2004 was $38.4 million and $83.4 million, respectively, as compared to $16.4 million and $29.8 million, respectively, for the same periods in 2003. Gross margin as a percent of revenue was 16.5% and 16.6% for the three and nine month periods ended September 30, 2004, respectively, as compared to 16.8% and 11.4% for the same periods in 2003. The decrease in gross margin percentage in the three months ended September 30, 2004 is primarily due to the higher proportion of packaging revenue relative to test revenue due to the consolidation of ChipPAC’s operations on August 5, 2004, partially offset by the overall higher equipment utilization, depreciation savings from the change in equipment useful lives and continued cost control measures. Overall equipment utilization was approximately 70.0% for the three month period ended September 30, 2004 as compared to 63.0% in the same period in 2003. We continued to see pressure to reduce average selling prices during the three month period ended September 30, 2004. We also experienced continued higher cost from external global economies due to higher gold prices, higher oil prices, and the adverse effect of the strengthening of the Singapore dollar and Japanese yen against the U.S. dollar when compared to the same period in 2003. For the nine month period ended September 30, 2004, gross profit improved primarily as a result of higher equipment utilization in the nine month period, depreciation savings from the change in equipment useful lives and continued cost control measures.

     Selling, General and Administrative.     Selling, general and administrative expenses were $28.3 million and $50.2 million for the three and nine month periods ended September 30, 2004, respectively, as compared to $9.3 million and $26.3 million, respectively, for the same period in 2003, an increase of 204.5% and 91.1% from the three month and nine month periods ended September 30, 2003. The increase in selling, general and administrative expenses was due primarily to the inclusion of merger and integration expenses which amounted to $3.0 million and ChipPAC expenses which amounted to $14.9 million, inclusive of the amortization of the intangible assets which amounted to $8.5 million for each of the three and nine month periods ended September 30, 2004. As a percentage of revenues, selling, general and administrative expenses were 12.2% and 10.0% for the three and nine month periods ended September 30, 2004, respectively, compared to 9.5% and 10.1%, respectively, for the same periods in 2003. This represents an increase of 2.7% and a decrease of 0.1%, respectively, over the comparable prior year periods. Continued cost control measures were in place to ensure that expenses remained relatively flat relative to revenue in the nine months ended September 30, 2004 as compared to the same period in 2003.

     Research and Development.     Research and development expenses for the three and nine month periods ended September 30, 2004 were $5.8 million and $11.8 million, respectively, versus $3.6 million and $12.1 million for the same periods in 2003, an increase of $2.2 million and a decrease of $0.3 million, respectively. The increase in research and development expenses was primarily due to the inclusion of ChipPAC expenses which amounted to $2.8 million and the amortization of the acquired intangible assets which amounted to $0.5 million for each of the three and nine month periods ended September 30, 2004. Partially offsetting the increase in expenses was reduction in expenses due to lower government grant income.

     Interest Income.     Interest income was $1.4 million and $3.7 million for the three and nine month periods ended September 30, 2004, respectively, an increase of 68.0% as compared to $0.8 million for the three month period ended September 30, 2003 and a decrease of 3.1% as compared to $3.8 million for the nine month period ended September 30, 2003. The increase in interest income of $0.6 million for the three month period ended September 30, 2004 was primarily due to $0.4 million of ChipPAC’s interest income. The decrease in interest income in the nine month period ended September 30, 2004 was primarily due to lower yields on the marketable debt securities.

     Interest Expense.     Related interest expense was $9.8 million and $19.0 million for the three and nine month periods ended September 30, 2004, respectively, an increase of 196.2% as compared to $3.3 million for the three month period ended September 30, 2003 and an increase of 92.6% as compared to $9.9 million for the nine month period in 2003. The increase in interest expense was primarily due to debts assumed in conjunction with our merger with ChipPAC which amounted to $399.5 million and the zero coupon convertible notes issued in November 2003 which amounted to $115.0 million. Total outstanding interest-bearing debt was $802.2 million and $255.2 million as of September 30, 2004 and 2003, respectively.

     Foreign Currency Exchange Gain (Loss).     Net foreign currency exchange gain was $0.2 million and net foreign currency exchange loss was $0.1 million for the three and nine month periods ended September 30, 2004, respectively, as compared to a net foreign currency exchange loss of $0.1 million and net foreign currency exchange gain of $0.0 million for the same periods, respectively, in 2003. These non-cash gains and losses were primarily due to the fluctuations between the exchange rate of the United States dollar and the Singapore dollar, the South Korean won and the Japanese yen.

     Income Taxes.     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia and the United States of America. Our consolidated income taxes were $1.7 million and $2.3 million for the three and nine month periods ended September 30, 2004, respectively.

Liquidity and Capital Resources

     Our principal source of liquidity as of September 30, 2004 consisted of $247.1 million of cash, cash equivalents and marketable securities. Our liquidity needs primarily arise from the outstanding debts of STATS ChipPAC, working capital needs, the funding of capital expenditures and the funding of the costs associated with the completion of our merger. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time-to-time. We expect this to be about $70 million in the fourth quarter of 2004 as our capital expenditure spending continues to be targeted at demand we see from our customers. We spent $212.7 million on capital expenditures during the nine months ended September 30, 2004, as compared to $158.4 million in capital expenditures during the same period in 2003.

Total Borrowings

     In August 2004, in connection with the merger of ChipPAC, all the outstanding borrowings of ChipPAC have been consolidated into STATS ChipPAC. The face value of ChipPAC borrowings consisted of $165.0 million of 12.75% senior subordinated notes due 2009, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, $12.2 million of capital lease obligations and $17.4 million on foreign lines of credit with rates ranging from 2.1% to 2.9%. The borrowings had an aggregate fair value of $399.5 million on the acquisition date.

     As of September 30, 2004, our total debt outstanding consisted of $802.2 million of borrowings, which included $200.0 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $165.0 million of 12.75% senior subordinated notes due 2009, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008 and other long- and short-term borrowings.

     On October 7, 2004, we drew down $50.0 million under a multi-currency line of credit with Oversea-Chinese Banking Corporation Limited, to pay part of the purchase price for the repurchase of ChipPAC’s 12.75% senior subordinated notes due 2009.

     As of October 15, 2004, we had available lines of credit, including those available to our consolidated subsidiaries, amounting to an aggregate of $228.6 million, of which $124.8 million was utilized. We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements, as well as capital lease and debt service repayment obligations for the next 12 months. However, the holders of our $200.0 million principal amount of 1.75% convertible notes due 2007 may require us to repurchase all or a portion of the holders’ convertible notes on March 18, 2005 at a price equal to 110.081% of the principal amount of these convertible notes. If such holders were to exercise their rights to put these convertible notes to us, or if our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us.

     In October 2004, we completed the tender offer and consent solicitation of any and all of the outstanding 12.75% senior subordinated notes due 2009 (the “12.75% Senior Notes”) issued by our indirect wholly-owned subsidiary ChipPAC International Company Limited (“ChipPAC International”). ChipPAC International received valid tenders of 12.75% Senior Notes and deliveries of related consents from holders of approximately 62.1%, or $102.5 million aggregate principal amount, of 12.75% Senior Notes outstanding. ChipPAC International paid approximately $109.1 million, plus accrued and unpaid interest, for the 12.75% Senior Notes validly tendered and related consents validly delivered.

     In October 2004, ChipPAC solicited consents from holders of the 2.5% convertible subordinated notes due 2008 (the “Notes”) to amend certain provisions of the indenture pursuant to which the Notes were issued. The consents from the majority of the outstanding principal amount of the Notes were received in November 2004 and resulted in the effectiveness of the supplemental indenture. ChipPAC has paid approximately $0.3 million to Notes holders who delivered consents in November 2004. The Notes are guaranteed by us, but not any of our direct or indirect subsidiaries, on a subordinated basis.

     On November 18, 2004, we offered $215.0 million of 6.75% senior notes due 2011 in a private placement. We received approximately $209.3 million after deducting debt issuance costs. The proceeds will be used for general corporate purposes and to redeem or repurchase the remaining 37.9%, or $62.5 million aggregate principal amount, of the 12.75% Senior Notes outstanding at the redemption price of 106.375% of the principal amount thereof, plus accrued and unpaid interest, as permitted under the indenture governing such notes. On November 18, 2004, we repaid the $50.0 million outstanding under the multi-currency line of credit with Oversea-Chinese Banking Corporation Limited. Pending the uses described above, we will invest the net proceeds in short-term investments.

     We will continue to be exposed to fluctuations in currency exchange rates and interest rates and we may continue to employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures employed historically.

Off-Balance Sheet Arrangements

     Other than the guarantee discussed above and the tax guarantee to the South Korean Tax Authorities as discussed below, we have no performance guarantees. We also have no investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc., assumed in the merger with ChipPAC, regarding the purchase of test assets. Our total off-balance sheet obligations are approximately $116.9 million as of September 30, 2004.

     Our total commitments on our loans, capital lease, operating leases, and other agreements as of September 30, 2004, were as follows (in thousands):

	Payments Due
	Within 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
On balance sheet commitments:
1.75% convertible notes due 2007	$—	$216,853	$—	$—	$216,853
Zero coupon convertible notes due 2008	—	—	119,426	—	119,426
2.5% convertible subordinated notes due 2008	—	—	150,000	—	150,000
8% convertible subordinated notes due 2011	—	—	—	50,000	50,000
12.75% senior subordinated notes due 2009	175,188	—	—	—	175,188
Capital lease obligations	8,204	12,505	—	—	20,709
Long-term loans	15,926	28,105	6,787	—	50,818
Short-term loans	19,232	—	—	—	19,232

Total on balance sheet commitments	218,550	257,463	276,213	50,000	802,226

Off balance sheet commitments:
Operating leases	6,804	11,117	5,763	23,447	47,131
Royalty/licensing agreements	—	—	—	—	—
Contingent payments to Cirrus	1,000	1,750	—	—	2,750
Purchase obligations
— Capital commitments	39,641	—	—	—	39,641
— Inventory purchase commitments	27,355	—	—	—	27,355

Total off balance sheet commitments	74,800	12,867	5,763	23,447	116,877

Total commitments	$293,350	$270,330	$281,976	$73,447	$919,103

Contingencies

     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean won (approximately $13.9 million, excluding any potential interests and local taxes) made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean won (approximately $2.3 million, excluding any potential interests and local taxes) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. We do not believe that the outcome of the resolution of this matter will have a material adverse effect on its financial position, results of operations or cash flows. As of September 30, 2004, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.

Cash Flows From Operating Activities

     For the nine month period ended September 30, 2004, cash provided by operations was $86.4 million as compared to $70.2 million for the same period in 2003. Cash provided and used by operations is calculated by adjusting our net income (loss) by non-cash related items such as depreciation and amortization, accretion of discount (premium) on certain of our outstanding notes, loss (gain) from sale of assets, deferred income taxes, foreign currency exchange loss (gain), minority interest and by changes in assets and liabilities. During the nine month period ended September 30, 2004, non-cash related items included $145.8 million related to depreciation and amortization, $8.6 million from the accretion of discount and premium, $0.05 million from gain on sale of assets and $2.1 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, inventories, other receivables, prepaid expenses and other assets.

Cash Flows From Investing Activities

     For the nine month period ended September 30, 2004, cash used in investing activities was $208.1 million versus $84.9 million for the same period in 2003. The primary usage of cash in investing activities were related to the acquisition of property and equipment of $221.0 million during the nine months ended September 30, 2004 and $123.2 million during the nine months ended September 30, 2003. The increase in capital expenditure is directly related to our increase in revenues and forecasted demand from customers. In the nine month periods ended September 30, 2004 and 2003, we invested in marketable securities which amounted to $157.1 million and $34.2 million respectively and received proceeds from the sale or maturity of our marketable securities of $156.0 million and $77.0 million, respectively. In the nine months ended September 30, 2004, we recorded $7.2 million of net cash acquired in the merger with ChipPAC.

Cash Flows From Financing Activities

     For the nine month period ended September 30, 2004, cash provided by financing activities was $18.3 million as compared to cash used in financing activities of $5.2 million for the same period in 2003. During the nine months ended September 30, 2004, $44.1 million was borrowed and $23.9 million was repaid on our borrowings and debts as compared to $26.0 million and $24.7 million respectively for the same period in 2003. In addition, $5.8 million and $10.7 million of capital lease payments were made during the nine month periods ended September 30, 2004 and 2003, respectively. During the nine months ended September 30, 2004 and 2003, $1.2 million and $0.6 million respectively was provided by the issuance of new shares through the employee share option scheme.